Exhibit 3.72

CERTIDCATE OF FORMATION

OF

RT SMITH, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6, Section 18-201 of the Delaware Limited Liability Company Act and the acts amendatory thereof and supplemental thereto) hereby certifies that:

FIRST:	The name of the limited liability company is RT Smith, LLC (hereinafter referred to as the “Limited Liability Company”).

SECOND:	The address of the registered office and the name and address of the registered agent of the Limited Liability Company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 1980),

Executed as of the 4th day of November, 1999.

/s/ Carol D. Newman
Carol D. Newman, Authorized Person